EXHIBIT 99.1
                                                                    ------------



                                                         Three Months Ended               Nine Months Ended
                                                            September 30                    September 30
                                                          2003           2002               2003        2002
-------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                                180,596       113,625            552,307     327,196
         Per unit (1)                                      1.09          0.91               3.73        2.79
         Per boe                                          33.86         29.13              37.89       28.11
Cash flow (3)                                            87,511        56,603            306,564     162,474
         Per unit (1)                                      0.53          0.45               2.07        1.38
         Per boe                                          16.41         14.51              21.03       13.96
Net income (loss)                                        41,217       (3,505)            232,199      40,297
         Per unit (1)                                      0.25        (0.03)               1.54        0.34
Cash distributions                                       73,890        47,644            200,725     135,557
         Per unit                                          0.45          0.39               1.35        1.17
Working capital (deficit)                              (26,763)           330           (26,763)         330
Long-term debt                                          385,923       271,533            385,923     271,533
-------------------------------------------------------------------------------------------------------------------

OPERATING
Production
         Crude oil (bbl/d)                               23,522        20,809             22,897      20,789
         Natural gas (mmcf/d)                             182.0         109.1              158.6       109.9
         Natural gas liquids (bbl/d)                      4,105         3,408              4,067       3,521
         Total (boe/d 6:1)                               57,968        42,394             53,396      42,632
Average prices
         Crude oil ($/bbl)                                32.76         33.68              35.41       32.10
         Natural gas ($/mcf)                               5.44          4.11               6.43        4.12
         Natural gas liquids ($/bbl)                      30.92         25.23              32.89       22.89
         Oil equivalent ($/boe 6:1)                       33.86         29.13              37.89       28.11
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL
(thousands)
Trust units outstanding at end of period                164,500       122,928            164,500     122,928
Trust units issuable for Exchangeable shares              3,030         3,342              3,030       3,342
Total Trust units & Exchangeable shares at end
   of period                                            167,530       126,270            167,530     126,270
Weighted average Trust units & Exchangeable shares (2)  166,365       124,794            147,889     117,336
-------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING STATISTICS
($CDN, except volumes)
High                                                      13.88         12.98              13.88       13.44
Low                                                       12.51         11.05              10.89       11.05
Close                                                     13.55         12.80              13.55       12.80
-------------------------------------------------------------------------------------------------------------------
Average daily volume                                    550,503       255,731            441,657     316,919

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units. See Note 10 of the September 30, 2003 unaudited consolidated interim financial statements.

(2)  Includes Exchangeable shares converted at the end of period exchange ratio.

(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

--------------------------------------------------------------------------------
MESSAGE TO UNITHOLDERS
--------------------------------------------------------------------------------

In the third quarter of 2003, ARC Energy Trust ("ARC" or "the Trust") received the full benefit from the Star Oil & Gas Ltd. ("Star") acquisition completed in the second quarter of this year. Production volumes are slightly ahead of budget and drilling activity continues at a record pace as ARC pursues development opportunities on its pre-existing assets as well as those acquired with Star.

To take advantage of the development opportunities acquired through the Star assets, the Board of Directors of ARC approved an increase in ARC's 2003 capital budget to $150 million. ARC's third quarter capital expenditures were $45.1 million. Year-to-date, ARC has spent $98.2 million on its capital development program of which $97.3 million was funded from cash flow.

During the third quarter, ARC completed its largest shallow gas drilling program in its history in the Hatton, Horsham and Jenner areas in southeast Alberta and southwest Saskatchewan. A total of 137 successful wells were drilled in these areas, many of which were on lands acquired with Star. ARC is systematically bringing these new wells onto production with 101 wells tied in by quarter end, adding an incremental five mmcf/d of gas production.

As part of its ongoing program of asset optimization, the Trust disposed of certain non-core assets to high-grade its portfolio of properties. ARC's previously announced dispositions of $77 million of assets to third parties closed on August 14. Approximately 3,700 boe/d of production was divested with proceeds directed toward the reduction of debt. Also in the third quarter, all the remaining convertible debentures issued as part of the Star acquisition were converted into trust units. The combination of the conversion of debentures and the disposition of non-core assets has improved the capital structure of the Trust. The Trust's debt was reduced to $386 million or 1.1 times annualized third quarter cash flow.

The appreciation in the Canadian dollar exchange rate vis-a-vis the U.S. dollar negatively impacted the Trust's cash flow in the third quarter. For every $0.01 increase in the Canadian dollar exchange rate, the Trust's cash available for distribution decreases by approximately $0.03 per unit per year prior to any hedging and by $0.02 per unit per year taking into account 2003 hedging contracts. Commodity prices remained relatively strong in the third quarter with West Texas Intermediate oil prices up slightly to US$30.22 from US$28.90 in the second quarter. However, when the rising Canadian dollar is taken into account, the average price for oil at Edmonton in Canadian dollars remained constant at approximately $41 per


2        ARC Energy Trust
barrel in the second and third quarters. Canadian natural gas prices were down by 10 per cent from $6.99/mcf in the second quarter to $6.29/mcf in the third quarter. ARC mitigates fluctuations in commodity prices and foreign exchange through its hedging strategy. Though ARC may give up the potential benefit of higher prices through hedging of a portion of its production, the hedging program helps to protect cash flow and stabilize distributions throughout the year.

ARC previously announced that distributions for the fourth quarter will remain at $0.15 per unit. This level has been in effect since February 2003. Third quarter cash flow was down compared to the second quarter due to reduced Canadian dollar commodity prices in the third quarter, second quarter non-recurring cash flow of $11.9 million on termination of foreign exchanges hedges, and higher operating costs associated with scheduled seasonal maintenance activities. ARC distributed approximately 84 per cent of third quarter cash flow to unit holders bringing the year-to-date pay out ratio to 65 per cent in respect of 2003 operations. The payout ratio would have been 67 per cent taking into account that $4.1 million of cash flow was effectively re-invested by holders of the exchangeable shares. The remainder of the cash flow has been used to fund a portion of the third quarter capital development program and the reclamation fund contribution.

The trading volume of the trust's units averaged 551,000 units per day in the third quarter, up from 503,000 in the second quarter. Though some of the activity can be attributed to higher U.S. investor activity, the Trust's foreign ownership is still relatively low at approximately 15 per cent.

ARC takes great pride in its excellent team of employees that enhance the business opportunities of the Trust. I am therefore pleased to acknowledge that Les Avery, ARC's superintendent for southeast Saskatchewan was awarded the Oilman of the Year award for southeast Saskatchewan. It is a great honor for Les and ARC.

ARC is focused on capitalizing on the development opportunities in our assets. The Board has approved a $175 million capital budget for 2004, the largest in ARC's history. This program is expected to maintain production at a rate of approximately 55,000 boe/d throughout 2004.

Subsequent to the third quarter, the Trust issued 14.5 million trust units at a price of $13.40 per unit for gross proceeds of $194 million. The net proceeds of this issue of $185 million will be initially used to repay outstanding bank indebtedness and to subsequently fund a portion of ongoing capital expenditures of approximately $50


                                                       ARC Energy Trust        3
million for the balance of 2003 and a portion of ARC's 2004 capital program. The offering will further strengthen ARC's balance sheet to enable ARC to be in a good position to take advantage of opportunities as they present themselves.

ARC's assets are opportunity rich and we expect to be able to substantially maintain production through internal development programs for at least the next 12 months. We look forward to another busy quarter of development activities on ARC's properties as we get an early start on our winter drilling program. A major focus for this quarter will be the continued exploitation of our properties in Dawson and in Ante Creek. We will continue to exploit the opportunities on our properties and expect to continue to provide superior returns to our unitholders.





                                                            /s/ John P. Dielwart
                                                         DIRECTOR, PRESIDENT AND
                                                         CHIEF EXECUTIVE OFFICER
                                                               NOVEMBER 10, 2003


4        ARC Energy Trust

OPERATIONAL AND DEVELOPMENT ACTIVITIES

--------------------------------------------------------------------------------
                               3 mos.         YE 2002 (2)
                                ended         Established      % of
                           September 30/03     Reserves        Total     RLI (3)
Properties (1)                 Mboe/d            mmboe       Reserves     Years
--------------------------------------------------------------------------------
Northern AB & BC                20.4              98             37       13.2

SE Sask                          9.0              43             16       13.1

SE AB & SW Sask                 10.9              51             19       12.8

Central AB                      10.3              30             12        8.0

Pembina                          7.4              43             16       15.9
--------------------------------------------------------------------------------

Total                           58.0             265            100       12.5
================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask is Saskatchewan

(2)  Prior to $77 million dispositions which closed on August 14

(3) Current RLI is modestly overstated due to the timing of August 14 asset sales

The third quarter was the most active in ARC's history for drilling and development activity. ARC capitalized on the portfolio of high-quality assets acquired from Star with the completion of its largest shallow gas well drilling program since inception and through numerous optimization activities.

ARC's third quarter production was slightly above target at 57,968 boe/d. ARC is on track to meet fourth quarter production targets of 56,000 boe/d following the completion of the sale of $77 million of assets to third parties which closed in mid-August. The disposition was approximately 3,700 boe/d of production, equating to established reserves at January 1, 2003 of 9.3 million barrels of oil equivalent, of which 40 per cent were crude oil and natural gas liquids.

ARC completed a large shallow gas drilling program which began in the second quarter in the southeast Alberta and southwest Saskatchewan areas. In total, 137 operated shallow gas wells were drilled in the third quarter. Forty-seven wells were drilled in Horsham, 42 wells in Hatton, 20 wells in Jenner South and 28 wells in Jenner North. The Hatton and Horsham wells are now on production and have added incremental production of 3.9 mmcf/d. Twelve of the Jenner South wells were completed and on stream by the end of the third quarter with incremental production of 1.1 mmcf/d. The remaining Jenner South and Jenner North wells are expected to be completed and on production in the fourth quarter. In the Princess area, 15 net non-operated shallow gas wells were drilled and brought on stream with initial production of 1.3 mmcf/d incremental to ARC.

In addition to its large shallow gas program, ARC has a large internal development inventory to draw upon as it works to maintain production. In southeast Saskatchewan, ARC drilled five horizontal wells in the third quarter, achieving a net

ARC COMPLETED ITS LARGEST SHALLOW GAS DRILLING PROGRAM IN ITS HISTORY IN THE SOUTHEAST ALBERTA AND SOUTHWEST SASKATCHEWAN AREAS

ALL REMAIN DEBENTURES ISSUED FOR THE STAR OIL & GAS LTD. ACQUISITION WERE CONVERTED INTO UNITS


                                                      ARC Energy Trust         5
production uplift of approximately 300 boe/d. Two horizontal wells were drilled in Tatagwa in the third quarter. These wells will be completed and placed on stream in the fourth quarter. In Lougheed, an expanded waterflood reversed production declines - a significant accomplishment for ARC. In the Ante Creek area, added compression resulted in an uplift of approximately 300 boe/d. ARC continues to develop its interests in the Pembina area. In the third quarter, we completed and tied-in three vertical infill wells and are preparing to drill two more vertical wells.

The fourth quarter will see a continued high level of development activity. Further drilling is planned in the Ante Creek and Dawson areas. Also in Ante Creek, ARC continues to construct waterflood facilities in a pilot project to enhance ultimate recoveries. Completions and tie-ins of previously drilled wells will continue into the fourth quarter.

During the third quarter, operating costs increased to $7.35 per boe from $6.87 boe in the first half of the year. This increase was primarily due to seasonal maintenance and workover costs, especially in non-operated areas. ARC had extensive turnarounds during August and September this year that had an effect on production. It is expected that some turnaround activity will continue into the fourth quarter, however ARC expects operating costs to moderate in the fourth quarter.

ARC's capital expenditures in the third quarter were $45.1 million. ARC's capital expenditures year-to-date are $98.2 million of which $97.3 million have been funded from cash flow.

ENVIRONMENT AND SAFETY MANAGEMENT

ARC is committed to conducting its operations in a safe and environmentally responsible manner. Through the third quarter, ARC maintained its safety record of zero lost-time accidents for employees and direct contractors. We continued to perform flare pit remediations, well abandonment and reclamations to proactively address environmental concerns.

ARC continues to strive to be a leader in environmental stewardship therefore we are pleased to be the recipients of the gold level VCR award from Canada's Voluntary Climate Registry. This registry is the industry's voluntary effort to reduce greenhouse gas emissions and document the efforts year-over-year.

CASH FLOW OF $87.5 MILLION WAS A RECORD THIRD QUARTER FOR THE TRUST

NET INCOME OF $41.2 MILION WAS A RECORD THIRD QUARTER FOR THE TRUST

ARC'S DISPOSITIONS OF $77 MILLION OF ASSETS TO THIRD PARTIES CLOSED ON AUGUST 14


6        ARC Energy Trust

ACQUISITIONS AND DISPOSITIONS

For the nine month period ended September 30, 2003, the Trust completed the acquisition of Star Oil & Gas Ltd. ("Star") for total consideration of $721.6 million. Subsequent to closing of the Star acquisition, the Trust sold certain Star properties to a third party for total consideration of $78.2 million. In addition, the Trust acquired $5.1 million of properties and disposed of $84.8 million of non-core properties.

PRICE RISK MANAGEMENT PROGRAM

The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. This risk management program helps to provide stability for cash distributions to unitholders, but could, in periods of high commodity prices, result in lost opportunity for the Trust. During the third quarter, revenues would have been $10.4 million higher had ARC been completely un-hedged.

For the fourth quarter of 2003, 52 per cent of crude oil and natural gas liquids are hedged at an average WTI price of US$27.31/bbl. The Trust is hedging into 2004, with 30 per cent of forecasted oil production hedged currently at WTI average prices of US$26.89/bbl.

Approximately 43 per cent of ARC's gas production was hedged in the third quarter at AECO prices averaging $5.76/mcf, which was $0.54/mcf below the average AECO market price of $6.29/mcf. Currently, approximately 37 per cent of October to December gas is hedged at an AECO average price of $5.86/mcf. Approximately 20 per cent of 2004 gas is hedged at an AECO average price of $5.66/mcf.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

Third quarter distributions declared were $0.45 per unit, resulting in 12-month trailing distributions of $1.74 per unit.

The payout ratio was 65 per cent in respect of 2003 operations and would have been 67 per cent taking into account that $4.1 million of cash flow was effectively re-invested by holders of the exchangeable shares. The high level of withholding resulted in ARC paying 99 per cent of its year-to-date capital program from cash flow with the balance of cash flow withheld directed towards convertible debenture interest and a reclamation fund contribution. This surplus cash flow will be available later in the year, if required, to maintain distributions at current levels.


                                                      ARC Energy Trust         7

Cash flow and cash distributions per unit were as follows:

--------------------------------------------------------------------------------
                                   2003         2003         2002         2002
Per unit                            Q3           YTD          Q3           YTD
--------------------------------------------------------------------------------
Cash flow                          0.53         2.07         0.45         1.38
Reclamation fund contributions    (0.01)       (0.03)       (0.01)       (0.03)
Convertible debenture interest       --        (0.03)          --           --
Capital expenditures
  funded by cash flow             (0.27)       (0.66)       (0.06)       (0.20)
Discretionary debt borrowings      0.19           --           --           --
Other                              0.01           --         0.01         0.02

--------------------------------------------------------------------------------
Cash distributions                 0.45         1.35         0.39         1.17
================================================================================

On October 16, 2003, the Trust announced that the November 17, 2003 distribution would be $0.15 per trust unit and that subject to confirmation, the December and January 2004 distributions are also expected to be $0.15 per trust unit.

Actual and estimated cash distributions through the end of the fourth quarter are as follows:

--------------------------------------------------------------------------------
                                                Distribution              Total
Ex-Distribution Date    Record Date             Payment Date       Distribution
--------------------------------------------------------------------------------
December 27, 2002       December 31, 2002       January 15, 2003         0.13
January 29, 2003        January 31, 2003        February 17, 2003        0.15
February 26, 2003       February 28, 2003       March 17, 2003           0.15
March 27, 2003          March 31, 2003          April 15, 2003           0.15
April 28, 2003          April 30, 2003          May 15, 2003             0.15
May 28, 2003            May 31, 2003            June 16, 2003            0.15
June 26, 2003           June 30, 2003           July 15, 2003            0.15
July 29, 2003           July 31, 2003           August 15, 2003          0.15
August 27, 2003         August 31, 2003         September 15 2003        0.15
September 26, 2003      September 30, 2003      October 15, 2003         0.15
October 29, 2003        October 31, 2003        November 17, 2003        0.15
November 26, 2003       November 30, 2003       December 15, 2003        0.15*
================================================================================
*    Estimated

TAXABILITY OF 2003 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for calendar year 2003 is approximately 80 per cent. The balance is considered return of capital and is tax deferred. The exact percentage will be communicated to unitholders in February 2004. Information that provides year-by-year taxability of distributions may be found at the Investor Relations section of our website, www.arcresources.com.

[GRAPHIC OMITTED]
[BAR CHART]
MONTHLY CASH DISTRIBUTIONS


8        ARC Energy Trust

TAXABILITY OF 2003 CASH DISTRIBUTIONS:

--------------------------------------------------------------------------------
                                          Return of                  Taxable
                                           Capital                   Portion
                                      ------------------------------------------
                     YTD (1)
                 Distribution         $/unit       %          $/unit        %
--------------------------------------------------------------------------------
2003 EST (2)        $1.48(3)          $0.30       20%           $1.18       80%
2002                $1.58             $0.51       32%           $1.07       68%
2001                $2.41             $0.77       32%           $1.64       68%
2000                $1.86             $1.02       55%           $0.84       45%
1999                $1.25             $0.99       79%           $0.26       21%
1998                $1.20             $1.08       90%           $0.12       10%
1997                $1.40             $1.09       78%           $0.31       22%
1996                $0.81             $0.81      100%              --       --
================================================================================
(1)  Based on cash payments in the respective calendar year.
(2) Estimated taxable portion of 2003 distributions is approximately 80 per cent.
(3)  2003 total distributions based on actual payments to October 15, 2003.

Investors who wish to participate in the returns of the Trust on a more tax effective basis, and who do not need monthly cash distributions, may want to purchase ARC Resources Exchangeable shares which trade on the TSX under the symbol ARX.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Registered unitholders may participate in ARC's Distribution Re-investment Plan ("DRIP") by electing to re-invest cash distributions into new trust units. Additionally, a registered unitholder may choose to make optional cash payments between $500 and $3,000 per month to acquire additional trust units on each distribution date. Effective August 6, 2003, the Board of Directors approved that units under the DRIP plan be issued at a five per cent discount to the prevailing market price without any additional fees or commissions. Due to U.S. securities legislation, the DRIP plan is available to Canadian residents only. Information and the DRIP form may be accessed at the Investor Relations section of our website.

Unitholders electing to re-invest distributions or make optional cash payments to acquire trust units from treasury under the DRIP plan resulted in an additional 263,000 trust units being issued in the quarter at an average price of $12.81 for a total of $3.4 million in proceeds. Year-to-date, 489,000 trust units have been issued at an average price of $12.53 for total proceeds of $6.1 million.

STATEMENT OF PRIVACY PRACTICES

ARC respects the privacy and confidentiality of personal information that has been collected about its employees, contractors, vendors, landowners, unitholders and other business associates in order to maintain ARC's records and information. ARC only collects and uses information that is necessary for it to administer its business effectively, efficiently and in a safe and reliable fashion. This information is only for


                                                      ARC Energy Trust         9
the appropriate internal use of ARC and will not be shared or used for other purposes unless permitted or required by law.

In accordance with the Personal Information Protection and Electronic Documents Act which will come into effect for the private sector on January 1, 2004, ARC will post its Statement of Privacy Practices on its website as of that date. This Statement of Privacy Practices: (i) explains ARC's practices with respect to the collection, use, disclosure and protection of personal information by ARC; and (ii) provides information on how to access, correct and update personal information, and how to contact ARC with privacy-related questions or comments. Please reference the Corporate and Unitholder Information page for contact information.


10       ARC Energy Trust

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the years ended December 31, 2002 and 2001, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted


HIGHLIGHTS

All of the remaining convertible debentures that were issued as partial consideration for the Star Oil & Gas Ltd. ("Star") acquisition were converted into trust units in the third quarter.

Cash flow of $87.5 million ($0.53 per unit) was a record third quarter for the Trust and was primarily attributed to increased production volumes as a result of the Star acquisition and continued strong commodity prices in the quarter. The continued strengthening of the Canadian dollar relative to the U.S. dollar negatively impacted third quarter revenue and cash flow. The increase in the CAD/USD exchange rate by 17 per cent since the beginning of the year had a negative impact on the Canadian dollar commodity prices realized by the Trust and other Canadian energy companies.

The Trust declared distributions of $73.9 million in the quarter ($0.45 per unit), representing 84 per cent of third quarter cash flow. The payout ratio would have been 86 per cent of cash flow taking into account that holders of the exchangeable shares have effectively re-invested approximately $1.4 million. In respect of the first nine months of 2003, the Trust has distributed $200.7 million ($1.35 per unit) representing 65 per cent of year-to-date cash flow. The payout ratio would have been 67 per cent of cash flow taking into account that holders of the exchangeable shares would have effectively re-invested $4.1 million.

On August 14, 2003, ARC Energy Trust ("ARC" or "the Trust") completed the disposition of certain of its existing minor, non-core properties for total consideration of $77 million before final closing adjustments. The disposition of the minor, non-core properties will allow the Trust to focus on development opportunities in its core areas.


                                                     ARC Energy Trust         11

Subsequent to the quarter end, the Trust issued 14.5 million trust units at $13.40 per unit to raise gross proceeds of $194 million ($185 million net of commission and fees) on a bought deal basis. The proceeds of this equity offering will initially be used to repay outstanding indebtedness and to subsequently fund a portion of ongoing capital expenditures for the remainder of 2003 and 2004.

The Trust has obtained Board of Director approval to proceed with a $175 million capital expenditure program in 2004.

ACQUISITION OF STAR OIL & GAS LTD.

On April 16, 2003, ARC completed the acquisition of Star Oil & Gas Ltd. ("Star") for total consideration of $721.6 million after closing adjustments. This transaction was funded through a combination of bank debt and the issuance to the vendor of $320 million in Special Convertible subordinated debentures. In related transactions that closed on or before May 2, 2003, ARC sold certain producing properties and undeveloped acreage comprising part of the acquired assets to third parties for $78.2 million.

The results of the Trust incorporate operations of the acquired Star properties from the closing date of the transaction of April 16, 2003.

PRODUCTION

--------------------------------------------------------------------------------
                     2003      2002    Variance       2003       2002  Variance
                       Q3         Q3       % Q3        YTD        YTD      % YTD
--------------------------------------------------------------------------------
Oil (bbl/day)      23,522     20,809         13     22,897     20,789         10
Gas (mmcf/day)      182.0      109.1         67      158.6      109.9         44
NGL (bbl/day)       4,105      3,408         20      4,067      3,521         16
--------------------------------------------------------------------------------
Total (boe/d)      57,968     42,394         37     53,396     42,632         25
================================================================================

The acquisition of Star (net of related property dispositions) resulted in an increase in production of approximately 19,200 boe/d. The Star assets were more heavily weighted to natural gas production than the existing ARC production and resulted in an increase in the Trust's third quarter natural gas production from 43 per cent in 2002 to 52 per cent of total production in 2003.

Third quarter production volumes of 57,968 boe/d were 37 per cent higher than the third quarter of 2002. Third quarter oil production was 23,522 barrels per day, natural gas production was 182 million cubic feet per day and natural gas liquids production was 4,105 barrels per day.

For the first nine months of 2003, oil production was 22,897 barrels per day, natural gas production was 158.6 million cubic feet per day and natural gas liquids production was 4,067 barrels per day. Year-to-date, 2003 production was 53,396 boe/d compared to 42,632 boe/d for the same period in 2002, representing a 25 per


12       ARC Energy Trust
cent increase. The increase in third quarter and year-to-date production was primarily attributed to the acquisition of Star that closed on April 16, 2003.

Third quarter and year-to-date production were impacted by the sale of several minor properties with production of approximately 3,700 boe/d that closed on August 14, 2003.

ARC expects fourth quarter 2003 production to average approximately 55,800 boe/d after incorporating production declines on existing properties and the positive impact of ongoing development activities on the assets.

PRICES AND MARKETING

--------------------------------------------------------------------------------
                                2003    2002  Variance   2003    2002  Variance
                                  Q3      Q3      % Q3    YTD     YTD     % YTD
--------------------------------------------------------------------------------
BENCHMARK PRICES
AECO gas ($/mcf)                6.29    3.25        94   7.07    3.68        92
WTI oil (U.S. $/bbl)           30.22   28.25         7  30.96   25.42        22
CAD/USD Foreign exchange rate   0.72    0.64        13   0.70    0.64         9
WTI oil (CDN equivalent/$/bbl) 41.72   44.17       (6)  44.25   39.90        11

AVERAGE ARC PRICES*
Natural gas ($/mcf)             5.44    4.11        32   6.43    4.12        56
Oil ($/bbl)                    32.76   33.68       (3)  35.41   32.10        10
Natural gas liquids ($/bbl)    30.92   25.23        23  32.89   22.89        44
--------------------------------------------------------------------------------
Total oil equivalent ($/boe)   33.86   29.13        16  37.89   28.11        35
================================================================================
* Includes commodity and foreign currency hedging gains and losses. See hedging section for details.

Third quarter West Texas Intermediate ("WTI") crude oil price increased to US$30.22/bbl from US$28.25/bbl in the same period of 2002 and third quarter AECO gas price increased 94 per cent to $5.97/GJ ($6.29/mcf) from $3.08/GJ ($3.25/mcf) in the same period of 2002. As a result of the 13 per cent increase in the third quarter CAD/USD exchange rate over the comparative quarter of 2002, the third quarter Canadian-dollar-equivalent oil price decreased by six per cent despite a seven per cent increase in U.S. denominated WTI crude oil price. For the first nine months of 2003, the Canadian-dollar-equivalent oil price increased by only 11 per cent despite an increase of 22 per cent in the U.S. denominated WTI crude oil price from the same period in 2002.

The Trust has entered into foreign exchange hedging contracts to somewhat mitigate the impact that fluctuations in the CAD/USD exchange rate have on cash flow. In addition, certain of the Trust's payments are denominated in U.S. dollars which partially offsets the negative impact of CAD/USD exchange rate fluctuations.

In July 2003, the Trust announced the formation of Energy Trust Marketing Ltd. ("ETML"), a natural gas marketing company, which is jointly owned by ARC, four other Alberta based energy trusts, and the management of ETML. ETML will enhance ARC's options for marketing its natural gas production.

[GRAPHIC OMITTED]
[BAR CHART]
AVERAGE SELLING PRICE


                                                     ARC Energy Trust         13

HEDGING AND RISK MANAGEMENT

ARC's third quarter 2003 prices include hedging losses of $0.16/mcf for natural gas and $3.59/barrel for oil. This compares to a hedging gain in the third quarter of 2002 of $0.90/mcf for natural gas and a hedging loss of $3.76/barrel for oil.

For 2003, ARC has hedged approximately 55 per cent of oil volumes at WTI average price of US$27.16/bbl and 38 per cent of natural gas volumes at an AECO average price of $6.12/mcf utilizing a variety of contracts under which the quantity and price of amounts hedged vary depending on the market price of the commodity. The Trust currently has hedges in place for the fourth quarter on 52 per cent of forecast oil production and 37 per cent of forecast natural gas production at average WTI and AECO hedged prices of US$27.31/bbl and $5.86/mcf, respectively. For 2004, ARC has hedged approximately 30 per cent of forecast oil production at an average WTI price of US$26.89/bbl and 20 per cent of forecast natural gas production at an average AECO price of $5.66/mcf.

Year-to-date cash flow from operations includes $11.9 million that was received upon termination of foreign exchange hedge contracts. This one-time cash settlement was included in second quarter and year-to-date cash flow from operations and is being amortized to earnings over the term of the original contracts to March 2004. The Trust has entered into new foreign exchange hedge contracts to manage its exposure to fluctuations in CAD/USD exchange rate (see
Note 5 to the unaudited interim consolidated financial statements for details on ARC's commodity and foreign exchange hedging contracts).

REVENUE

Revenue, prior to hedging transactions, was $191 million ($180.6 million after hedging) for the third quarter of 2003 compared to $116.5 million ($113.6 million after hedging) for the third quarter of 2002. The increase in revenue relates to the increase in gas prices together with increased volumes. Included in third quarter revenue of $180.6 million is $7 million of other revenue primarily attributed to gains on foreign exchange hedging contracts of which $5.3 million was a non-cash amount.

--------------------------------------------------------------------------------
                             2003   2002  Variance     2003     2002   Variance
($ Millions, includes hedging) Q3     Q3      % Q3      YTD      YTD      % YTD
--------------------------------------------------------------------------------
Oil revenue                  70.9   64.5        10    221.4    182.2         22
--------------------------------------------------------------------------------
Gas revenue                  91.0   41.3       120    278.2    123.7        125
Condensate & NGL revenue     11.7    7.9        48     36.5     22.0         66
Other revenue                 7.0  (0.1)         -     16.2    (0.7)         --
--------------------------------------------------------------------------------
Total revenue               180.6  113.6        59    552.3    327.2         69
--------------------------------------------------------------------------------

For the first nine months of 2003, revenue after hedging increased by $225.1 million to $552.3 million compared to the same period in 2002. This 69 per cent increase in revenue is attributed to increased production volumes and higher commodity prices.

[GRAPHIC OMITTED]
[BAR CHART]
NETBACK


14       ARC Energy Trust

Revenue for the nine months ended September 30, 2003 includes $16.2 million of other revenue primarily attributed to gains on foreign exchange hedging contracts, of which $7.7 million was a non-cash amount.

OPERATING NETBACKS

Operating netbacks for the third quarter increased 15 per cent to $19.61/boe from $17.08/boe for the same period of 2002. For the first nine months of 2003, operating netbacks increased to $22.98/boe from $16.51/boe in the same period for 2002 - a 39 per cent increase. Higher commodity prices were the most significant contributor to higher netbacks in the current quarter and year-to-date. In particular, the 92 per cent increase in the natural gas price in 2003 positively impacted the netback as the Trust increased its weighting of natural gas production as a percentage of total third quarter production from 43 per cent to 52 per cent with the Star acquisition.

Total royalties increased to $6.90/boe in the third quarter of 2003 compared to $5.51/boe in the same period of 2002. Royalties as a percentage of pre-hedged revenue increased to 19.3 per cent for the third quarter as compared to 18.5 per cent for the same period in 2002. For the first nine months of 2003, royalties were $114.6 million ($7.86/boe and 19.6 per cent of pre-hedged revenue), as compared to $60.3 million ($5.18/boe and 18.7 per cent of pre-hedged revenue) for the same period in 2002. The higher royalty rate in 2003 is attributed to the higher commodity price environment and the increased gas weighting of the Trust's production as the Trust's effective royalty rate on natural gas is higher than oil.

Operating costs, net of processing income, increased to $7.35/boe ($39.2 million) in the third quarter of 2003 from $6.54/boe ($25.5 million) for the same period in 2002. For the first nine months of 2003, operating costs were $7.05/boe ($102.7 million) as compared to $6.42/boe ($74.7 million) for the same period of 2002. The increase in total operating costs from 2002 to 2003 was primarily due to the acquisition of additional oil and gas properties. High workover and maintenance activities during the summer months typically result in increased operating costs in the third quarter compared to the first half of the year. This trend of relatively high seasonal operating costs was the key contributing factor to increased operating costs in total and per boe in the third quarter compared to the first half of 2003.


                                                     ARC Energy Trust         15

The components of operating netbacks are shown below:

--------------------------------------------------------------------------------
                               2003    2002  Variance     2003    2002  Variance
$/Boe                            Q3      Q3      % Q3      YTD     YTD     % YTD
--------------------------------------------------------------------------------
Market price oil and gas     $34.50  $29.87        16   $38.95  $27.69       41
Cash hedging gain/(loss)      (2.15)  (1.17)      (84)   (2.39)   0.18       --
Non-cash hedging gain/(loss)   0.20    0.44      (55)     0.22    0.31      (29)
Other revenue                  1.31  (0.01)         -     1.11  (0.07)       --
--------------------------------------------------------------------------------
Selling price                 33.86   29.13        16    37.89   28.11       35
Royalties                     (6.90)  (5.51)      (25)   (7.86)  (5.18)     (52)
Operating costs               (7.35)  (6.54)      (12)   (7.05)  (6.42)     (10)
--------------------------------------------------------------------------------
Operating netback            $19.61  $17.08        15   $22.98  $16.51       39
================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses ("G&A"), net of operating recoveries on operated properties, increased in the third quarter 2003 to $5.2 million ($0.97/boe) from $3.8 million ($0.97/boe) for the same period in 2002. The increase in total G&A costs was due primarily to costs associated with an increase in staffing levels as a result of the Star acquisition. For the first nine months of 2003, G&A of $0.96/boe was effectively unchanged compared to the prior year. ARC expects fourth quarter G&A per boe to be consistent with the third quarter.

The Trust's G&A costs per boe are continually monitored internally by management and are benchmarked against other comparable-sized trusts.

Prior to the internalization of the management contract in the third quarter of 2002, the Manager received three per cent of net operating revenue. In the third quarter of 2002, Management fees amounted to $1.3 million ($0.34/boe). Management fees to the end of the third quarter of 2002 were $5.2 million ($0.44/boe). There were no management fees payable subsequent to the internalization that occurred on August 28, 2002.

INTEREST EXPENSE

Interest expense increased to $4.8 million ($0.89/boe) for the third quarter of 2003 from $3 million ($0.77/boe) for the same period in 2002. This increase in interest expense is the result of increased debt balances following the Star acquisition. In the third quarter of 2003, proceeds of $77 million from the minor property disposition were applied to partially reduce the debt balance. The partial reduction of the debt balance served to reduce interest charges in the third quarter relative to the second quarter of 2003.

Interest expense for the nine months ended September 30, 2003 was $14.7 million ($1.01/boe) compared to $9.1 million ($0.78/boe) for the same period in 2002. The higher debt balance as a result of the Star acquisition was the key contributor to the higher interest expense.


16       ARC Energy Trust

On April 16, 2003, the Trust issued $320 million of convertible debentures to the shareholders of Star as partial consideration for the acquisition. Throughout the second and third quarters, the debentures were fully converted to trust units and as of September 30, 2003, there were no remaining debentures outstanding. Due to the equity classification of the debentures, interest on the debentures has not been included in interest expense but has been recorded as a reduction of accumulated earnings. In the third quarter, $0.2 million of interest on the convertible debentures was paid to debenture holders, bringing the total interest paid to debenture holders to $4.1 million for the year-to-date.

FOREIGN CURRENCY GAINS AND LOSSES

ARC has $65 million in U.S. denominated long-term debt that is subject to changes in the CAD/USD exchange rate. Unrealized gains or losses are recorded each period based on the change in the Canadian-dollar-equivalent value of foreign denominated debt balances. These unrealized gains and losses are recorded in net income each reporting period and are based on changes in the CAD/USD exchange rate.

Due to the relative stability of the Canadian dollar in relation to the U.S. dollar during the third quarter of 2003, ARC recorded a $0.3 million non-cash foreign exchange loss compared to a $2.3 million non-cash foreign exchange loss in the third quarter of 2002. For the nine months ended September 30, 2003, the total realized and unrealized foreign exchange gain amounted to $14.7 million compared to $0.3 million in 2002. The significant gain for the nine month period ended September 30, 2003, is the result of a 17 per cent increase in the CAD/USD exchange rate since the beginning of the year. These amounts are primarily unrealized gains relating to the translation of U.S. debt balances and have no impact on cash flow.

The $11.9 million cash settlement received upon termination of foreign exchange hedge contracts was included in second quarter and year-to-date cash flow from operations. The settlement amount was recorded on the balance sheet and is being amortized into income over the remaining term of the contracts that were to expire at various dates through March 2004. A non-cash amortization gain of $5 million was included in third quarter revenue and a $6.6 million non-cash amortization gain was included in year-to-date revenue. As at September 30, 2003, $5.3 million of the foreign exchange termination settlement remains to be amortized to future periods, of which $3.9 million will be amortized in the fourth quarter of 2003 and $1.4 million in the first quarter of 2004.

[GRAPHIC OMITTED]
[BAR CHART]
CASH FLOW


                                                     ARC Energy Trust         17

DEPLETION, DEPRECIATION AND FUTURE SITE RECLAMATION EXPENSES

The depletion, depreciation and amortization ("DD&A") rate for the third quarter increased to $11.65/boe from $10.55/boe for the third quarter of 2002. The DD&A rate for the third quarter includes a provision for future site reclamation of $0.71/boe in 2003 and $0.68/boe in 2002. The increase in the DD&A rate is due primarily to the $794 million fair value of the Star assets being added to PP&E and included in the depletable base effective April 16, 2003.

The goodwill value of $156.8 million was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the Star assets. The future income tax liability arises based on the difference between the value allocated to Star's net assets and their respective tax basis. The fair value of the Star assets of $794 million was determined based on a 10 per cent discounted value of established reserves as per an independent reserve evaluation, which compares favourably to the $721.6 million consideration paid after closing adjustments. The difference represents ARC's view of the discounted present value of the tax pool deficiency which is also different from the amount of future taxes which must be provided on the acquisition under Canadian GAAP.

Accounting standards required that the goodwill balance be assessed for impairment at least annually and if such an impairment exists that it be charged to income in the period in which the impairment occurs. The Trust has determined that there is no goodwill impairment as of September 30, 2003.

TAXES

Capital taxes for the third quarter of 2003 were $0.8 million compared to $0.4 million for the same period of 2002. Year-to-date 2003, capital taxes were $1.1 million compared to $1.2 million for the same period in 2002.

For the three months ended September 30, 2003, a future income tax recovery of $9.7 million was included in income compared to a $7.7 million recovery for the comparable period in 2002. For the nine months ended September 30, 2003, a future income tax recovery of $77.2 million was included in net income. The significant year-to-date future income tax recovery is due to substantive enactment of legislation to reduce future income tax rates. The tax rate reductions were substantively enacted late in the second quarter and will be phased in over five years commencing in 2003. The rate changes incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance. ARC's expected future income tax rate incorporating these changes is 35 per cent compared to 42 per cent as at December 31, 2002. Of the $77.2 million year-to-


18       ARC Energy Trust
date future income tax recovery, $65 million was attributed to the reduction in the future tax rate to 35 per cent from 42 per cent. On November 7, 2003, Royal Assent was received, thereby legislating the future tax rate reductions.

A future tax liability of $242 million was recorded upon acquisition of Star as a result of the fair market value of the assets acquired being in excess of the associated tax basis. The future tax liability was based on the tax rate at the time of acquisition of approximately 42 per cent. The subsequent substantively enacted reduction in the future income tax rates resulted in a $37 million recovery of the future income tax liability recorded on the Star acquisition.

In the Trust's structure, payments are made between ARC Resources Ltd. and the Trust, transferring both income and future tax liability to individual unitholders. ARC expects that future income taxes will not be paid by ARC Resources Ltd.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures of $45.1 million and net property dispositions of $81.2 million were completed in the third quarter. This compares to capital expenditures of $16.1 million and net property acquisitions of $46 million in the third quarter of 2002. For the first nine months of 2003, capital expenditures were $98.2 million and net property dispositions were $157.9 million, compared to capital expenditures and net property acquisitions of $61.6 million and $57.2 million, respectively, in the equivalent period in 2002.

In addition to year-to-date capital expenditures and net property dispositions, the Trust also completed the corporate acquisition of Star for total consideration of $721.6 million after closing adjustments. Property, plant and equipment ("PP&E") increased by $794 million as a result of the acquisition. PP&E includes an incremental amount to reflect the acquired assets at fair value after consideration of the future income tax liability recorded on the acquisition.

The Trust's 2003 capital budget prior to the Star acquisition of $115 million was designed to maintain production. ARC received Board of Directors approval for an increase in the 2003 capital budget to $150 million in August 2003. The increase in the 2003 capital budget is focused on additional drilling opportunities associated with the acquired Star properties.


                                                     ARC Energy Trust         19

A breakdown of capital expenditures by category is shown below:

--------------------------------------------------------------------------------
                                2003    2002  Variance   2003     2002  Variance
($ Millions)                      Q3      Q3      % Q3    YTD      YTD     % YTD
--------------------------------------------------------------------------------
Geological & geophysical
  expenditures                   1.1     0.6        83    2.8      1.4       100
Development drilling            31.7    12.0       164   72.5     49.2        47
Plant and facilities            11.9     3.1       284   21.0     10.0       110
Other capital expenditures       0.4     0.4        --    1.9      1.0        90
--------------------------------------------------------------------------------
Total capital expenditures      45.1    16.1       180   98.2     61.6        59
Producing property net
  acquisitions                (81.2)    46.0        -- 157.9)     57.2        --
Corporate acquisition (1)        0.3      --        --  721.6       --        --
--------------------------------------------------------------------------------
Total capital expenditures and
  net acquisitions            (35.8)    62.1        --  661.9    118.8       457
--------------------------------------------------------------------------------
Total capital expenditures
  financed with cash flow       44.2     7.8       466   97.3     23.5       314
Total capital expenditures
  financed with debt & equity (80.0)    54.3     (247)  564.6     95.3       492
================================================================================
(1) Corporate acquisition of $721.6 million represents total consideration after closing adjustments. PP&E increased by an additional $72.5 million as a result of a future income tax liability upon acquisition.

CAPITALIZATION AND FINANCIAL RESOURCES

--------------------------------------------------------------------------------
                                              Sept. 30,    Dec. 31,  Sept. 30,
($ Millions)                                       2003        2002       2002
--------------------------------------------------------------------------------
Long-term debt                                   $385.9      $337.7     $271.5
Less: working capital/(deficit)                  (26.8)      (10.1)        0.3
--------------------------------------------------------------------------------
Net debt obligations (1)                          412.7       347.8      271.2
Trust units outstanding & issuable,
   end of period (2)                            167,530     126,444    126,270
Trust unit price, end of period                  $13.55      $11.90     $12.80
Market value of trust units                     2,270.0     1,504.7    1,594.0
--------------------------------------------------------------------------------
Total ARC capitalization                       $2,682.7    $1,852.5   $1,865.2
--------------------------------------------------------------------------------
Net debt as a percentage of total
   capitalization (1)                              15.4%       18.8%      14.5%
Quarterly cash flow                                87.5        61.5       56.6
Net debt to annualized cash flow (3)                1.2        1.41        1.2
================================================================================
(1)  Net debt represents long-term debt less working capital.
(2) Based on trust units outstanding and units issuable for exchangeable shares at the period end.
(3)  Based on annualized quarterly cash flow.
(4) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the trust.

Working capital deficit at September 30, 2003, was $26.8 million. The working capital deficit is partially attributed to accrued but unpaid costs associated with ARC's year-to-date capital expenditure program.

At September 30, 2003, total long-term debt outstanding was $385.9 million with a maximum borrowing base of $620 million. Proceeds of $77 million received upon closing of the minor property disposition were applied to partially reduce the long-term debt balance in the quarter. The Trust's borrowing base was reduced to $620 million from $650 million in the third quarter as a result of the $77 million disposition package and resultant decrease in the reserve base.


20       ARC Energy Trust

During the third quarter, the remaining $44 million of convertible debentures were converted into 3.7 million trust units. For the nine months ended September 30, 2003, 27 million trust units were issued upon conversion of the entire $320 million of convertible debentures issued in conjunction with the Star acquisition.

At September 30, 2003 there were 164.5 million trust units issued and outstanding, a 33 per cent increase from the 123.3 million trust units issued and outstanding at December 31, 2002. The significant increase in the number of trust units outstanding is mainly attributable to the February 25, 2003 equity offering of 12.5 million trust units at $11.50 per trust unit (before issuance costs) and the issuance of 27 million trust units at $11.84 per trust unit upon conversion of the $320 million convertible debentures.

Subsequent to the quarter end, the Trust issued 14.5 million trust units at $13.40 per unit to raise gross proceeds of $194.3 million ($184.6 million net of commission and fees) on a bought deal basis. The proceeds of this equity offering will initially be used to repay outstanding indebtedness and to subsequently fund a portion of ongoing capital expenditures for the remainder of 2003 and 2004.

CASH DISTRIBUTIONS

Total cash distributions of $73.9 million ($0.45 per trust unit) were made to unitholders in respect of the third quarter of 2003 compared to $47.6 million ($0.39 per trust unit) in respect of the third quarter 2002. Cash distributions in respect of the third quarter of 2003 represented 84 per cent of cash flow. The payout ratio would have been 86 per cent of cash flow taking into account that holders of the exchangeable shares have effectively re-invested approximately $1.4 million. This payout ratio is unchanged compared to the third quarter of 2002. The remaining 16 per cent of third quarter cash flow ($13.6 million) was directed towards funding a portion of the third quarter capital expenditure program, making a $1.7 million contribution to the reclamation fund and paying convertible debenture interest of $0.2 million.

On a year-to-date basis, ARC has declared cash distributions of $200.7 million ($1.35 per unit), representing 65 per cent of year-to-date cash flow. If cash had been paid out to the owners of exchangeable shares, the payout ratio would have been 67 per cent. The remaining 35 per cent of cash flow ($105.9 million) was used to fund 99 per cent of ARC's year-to-date capital expenditures ($97.3 million), make contributions to the reclamation fund ($4.5 million), and make interest payments on the convertible debentures ($4.1 million). For the same nine month period of 2002, cash distributions were $135.6 million ($1.17 per unit), representing 83 per cent of cash flow.


                                                     ARC Energy Trust         21

To September 30, 2003, the Trust declared total cumulative distributions since inception of $889.7 million ($11.99 per trust unit) to unitholders.

Monthly cash distributions for the fourth quarter have been set at $0.15 per unit subject to confirmation as commodity price fluctuations may occur.

With higher than expected commodity prices in the first three quarters of 2003, ARC is currently forecasting that approximately 80 per cent of distributions paid in 2003 will be taxable to unitholders, with the remainder treated as a tax deferred return of capital.

Following is a sensitivity analysis, which indicates the impact on annual cash flow and distributions as a result of changes in commodity prices, foreign exchange rates and interest rates:

--------------------------------------------------------------------------------
                                            Impact on Annual   Impact on Annual
                                                Cash Flow      Distributions (2)

                       Assumption Change   $000's $/Unit    %     $000's  $/Unit
--------------------------------------------------------------------------------

Business environment
Price per barrel of oil
(US$WTI) (1)             $30.28   $1.00   $10,026  $0.06  2.3%    $8,021  $0.05
Price per mcf of natural
   gas (CDN$AECO) (1)     $6.13   $0.10    $4,659  $0.03  1.1%    $3,727  $0.02
CAD/USD exchange rate     $0.75   $0.01    $7,089  $0.03  1.6%    $5,671  $0.03
Interest rate on debt      4.7%      1%    $3,400  $0.02  0.8%    $2,960  $0.02
================================================================================
(1)  Analysis does not include the effect of hedging.
(2)  Analysis assumes a 20 per cent holdback on distributions.

FINANCIAL REPORTING AND REGULATORY UPDATE

There are several impending changes in the financial reporting and securities regulatory environment, which will impact the Trust and all public companies in the near term. Canadian securities regulators and the Canadian Institute of Chartered Accountants ("CICA") are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information. As well, the changes have been brought about by a goal of harmonizing Canadian standards more closely with those in the United States.

The Trust has determined that the following new and amended standards will directly impact the Trust's financial statements and financial reporting in the near term:

     ASSET RETIREMENT OBLIGATIONS - The CICA issued Section 3110 which harmonizes Canadian GAAP with SFAS No.143 "Accounting for Asset Retirement Obligations". The new standard requires that companies recognize the liability associated with future site reclamation costs in the financial


22       ARC Energy Trust
     statements. The Canadian standard will be effective for fiscal years beginning on or after January 1, 2004, however earlier adoption is recommended. ARC is currently evaluating the impact of this new standard.

     STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS - In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004, however earlier adoption is recommended. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust is currently evaluating the impact of this new standard.

     HEDGING RELATIONSHIPS - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". The guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust is currently evaluating the impact of this new guideline.

     FULL COST ACCOUNTING GUIDELINE - In September 2003, the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" to replace CICA Accounting Guideline 5. The new guideline proposes amendments to the ceiling test calculation applied by the Trust. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The Trust is currently reviewing the new guideline for implementation, however the Trust does not expect the new guideline to have a financial statement impact at this time.

     EXCHANGEABLE SHARE ACCOUNTING - On November 10, 2003 the CICA issued a draft EIC (D37) on "Income Trusts - Exchangeable Units". The EIC proposes that the retained interest of the exchangeable share holders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholder's equity. The draft EIC is effective for fiscal years ending on or after December 31, 2003. The Trust is currently reviewing the impact of this new EIC.


                                                     ARC Energy Trust         23

OUTLOOK

The fourth quarter will be busy with an active drilling and development program on ARC's expanded asset base. With the disposition of minor properties completed, the Trust can now focus on major properties with significant upside, with the objective to replace production declines with internal development opportunities.

The equity offering announced on October 30, 2003 raised $185 million of net proceeds for the Trust, reducing the Trust's debt to approximately $230 million or approximately 0.7 times annualized third quarter cash flow. This low level of debt provides the Trust the financial flexibility to proceed forward with both 2003 fourth quarter capital expenditures of approximately $50 million and the 2004 capital expenditure program of $175 million.


24       ARC Energy Trust

QUARTERLY REVIEW

                                                     2003                                   2002
                                              Q3         Q2        Q1           Q4        Q3      Q2       Q1
-------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit amounts)

Revenue before royalties                 180,596    195,081   176,629      117,639   113,625 112,707  100,864
         Per unit (1)                       1.09       1.34      1.34         0.93      0.91    0.98     0.90
Cash flow                                 87,511    116,546   102,506       61,495    56,603  56,677   49,194
         Per unit (1)                       0.53       0.80      0.78         0.49      0.45    0.49     0.44
Net income (loss)                         41,217    125,994    64,988       27,596   (3,505)  28,831   14,970
         Per unit (1)                       0.25       0.84      0.49         0.22    (0.03)    0.25     0.13
Cash distributions                        73,890     67,495    59,340       48,060    47,644  44,684   43,229
         Per unit (2)                       0.45       0.45      0.45         0.39      0.39    0.39     0.39
Working capital (deficit)               (26,763)   (29,107)   (6,676)     (10,067)       330   3,690    3,625
Long-term debt                           385,923    437,881   219,907      337,728   271,533 213,364  316,446
Weighted average units (thousands) (3)   166,365    145,546   131,379      126,370   124,794 115,235  111,838
Units outstanding and issuable
     at period end                       167,530    163,184   139,239      126,444   126,270 122,359  111,957
-------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
($thousands)
Geological & geophysical expenditures      1,171        656       998          556       619     519      272
Development drilling                      31,661     23,834    17,037       21,047    12,025  13,538   23,464
Plant and facilities                      11,917      4,831     4,204        4,265     3,115   2,944    4,033
Other capital expenditures                   391      1,325       224          861       380     285      355
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures                45,140     30,646    22,463       26,729    16,139  17,286   28,124
Producing property net acquisitions     (81,166)   (79,750)     3,000       61,952    46,018   9,344    1,799
Corporate acquisition                        258    721,332        --           --        --      --       --
Total capital expenditures and
    net acquisitions                    (35,768)    672,228    25,463       88,681    62,157  26,630   29,923
-------------------------------------------------------------------------------------------------------------------

OPERATING
Production
         Crude oil (bbl/d)                23,522     24,078    21,065       20,256    20,809  20,366   21,196
         Natural gas (mmcf/d)              182.0      175.7     117.3        109.2     109.1   106.9    113.9
         Natural gas liquids (bbl/d)       4,105      4,397     3,696        3,355     3,408   3,527    3,631
         Total (boe/d 6:1)                57,968     57,759    44,313       41,808    42,394  41,713   43,805
Average prices
         Crude oil ($/bbl)                 32.76      33.71     40.41        30.20     33.68   32.40    30.22
         Natural gas ($/mcf)                5.44       6.39      8.04         5.26      4.11    4.67     3.61
         Natural gas liquids ($/bbl)       30.92      28.83     39.99        27.49     25.23   23.38    20.17
         Oil equivalent ($/boe 6:1)        33.86      37.12     44.29        30.58     29.13   29.69    25.58
-------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING STATISTICS
Prices ($CDN, except volumes)
High                                       13.88      12.84     12.34        12.74     12.98   13.44    13.18
Low                                        12.51      11.29     10.89        11.04     11.05   11.85    11.35
Close                                      13.55      12.50     11.59        11.90     12.80   12.77    13.14
Average daily volume (thousands)             551        503       313          269       256     252      446
===================================================================================================================

(1)  Based on weighted average trust units and exchangeable shares
(2)  Based on number of trust units outstanding at each cash distribution date
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio


                                                     ARC Energy Trust         25

CONSOLIDATED BALANCE SHEET
As at September 30 and December 31 (unaudited)
($CDN thousands)                                               2003         2002
--------------------------------------------------------------------------------


ASSETS

Current assets

     Cash                                                $       --  $      835

     Accounts receivable                                     95,817      49,631

     Prepaid expenses                                         5,782       6,965
--------------------------------------------------------------------------------
                                                            101,599      57,431

Reclamation fund                                             15,790      12,924

Property, plant and equipment (Note 3)                    1,977,122   1,397,563

Goodwill (Notes 1 and 3)                                    156,762           --
--------------------------------------------------------------------------------
Total assets                                             $2,251,273  $1,467,918
================================================================================


LIABILITIES

Current liabilities

     Accounts payable and accrued liabilities            $  103,718  $   51,454

     Cash distributions payable                              24,644      16,044
--------------------------------------------------------------------------------

                                                            128,362      67,498

Long-term debt (Notes 3 and 4)                              385,923     337,728

Site reclamation and abandonment (Note 3)                    49,911      36,421

Commodity and foreign currency contracts (Note 5)            10,226       9,210

Retention bonuses                                             3,000       4,000

Future income taxes (Notes 3 and 11)                        309,465     144,395
--------------------------------------------------------------------------------
Total liabilities                                           886,887     599,252
================================================================================


UNITHOLDERS' EQUITY

     Unitholders' capital (Note 7)                        1,644,842   1,172,199

     Exchangeable shares (Note 8)                            30,999      35,326

     Accumulated earnings                                   578,217     350,088

     Accumulated cash distributions (Note 2)               (889,672)   (688,947)
--------------------------------------------------------------------------------
Total unitholders' equity                                 1,364,386     868,666
--------------------------------------------------------------------------------
Total liabilities and unitholders' equity                $2,251,273  $1,467,918
================================================================================

See accompanying notes to consolidated financial statements.

Approval on behalf of the Board:


/s/ Mac H. Van Wielingen                    /s/ John P. Dielwart

MAC H. VAN WIELINGEN                        JOHN P. DIELWART
DIRECTOR                                    DIRECTOR


26       ARC Energy Trust

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
($CDN thousands, except per unit amounts)

                                                       Three Months Ended         Nine Months Ended
                                                           September 30              September 30
(unaudited)                                             2003        2002          2003         2002
--------------------------------------------------------------------------------------------------------
REVENUE

     Oil, natural gas, natural gas liquids and
        sulphur sales                              $ 180,596    $ 113,625    $ 552,307    $ 327,196

     Royalties                                       (36,817)     (21,493)    (114,587)     (60,249)
--------------------------------------------------------------------------------------------------------

                                                     143,779       92,132      437,720      266,947
========================================================================================================


EXPENSES

     Operating                                     $  39,185    $  25,506    $ 102,702       74,711

     General and administrative                        5,164        3,782       13,982       11,302

     Management fee                                       --        1,340           --        5,161

     Interest on long-term debt                        4,770        3,015       14,715        9,091

     Depletion, depreciation and amortization         62,111       41,131      164,869      122,073

     Capital taxes                                       779          410        1,147        1,212

     (Gain)/loss on foreign exchange translation         253        2,305      (14,664)        (287)

     Internalization of management contract               --       25,892           --       25,892
--------------------------------------------------------------------------------------------------------

                                                     112,262      103,381      282,751      249,155

Income/(loss) before future income tax recovery       31,517      (11,249)     154,969       17,792

Future income tax recovery (Note 11)                   9,700        7,744       77,230       22,505
--------------------------------------------------------------------------------------------------------

Net income                                            41,217       (3,505)     232,199       40,297

Accumulated earnings, beginning of period            537,180      325,324      350,088      281,522

Interest on convertible debentures (Note 6)             (180)          --       (4,070)          --
--------------------------------------------------------------------------------------------------------

Accumulated earnings, end of period                  578,217      321,819      578,217      321,819
========================================================================================================

--------------------------------------------------------------------------------------------------------
Net income per unit (Note 10)
     Basic                                              0.25       (0.03)         1.54         0.34
     Diluted                                            0.25       (0.03)         1.50         0.34
========================================================================================================

See accompanying notes to consolidated financial statements.


                                                     ARC Energy Trust         27

CONSOLIDATED STATEMENT OF CASH FLOW

($CDN thousands)

                                                       Three Months Ended         Nine Months Ended
                                                           September 30              September 30
(unaudited)                                             2003        2002          2003         2002
--------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES

Net income                                         $  41,217   $  (3,505)    $ 232,199    $  40,297

Add items not involving cash:

Future income tax recovery                            (9,700)     (7,744)      (77,230)     (22,505)

Depletion, depreciation and amortization              62,111      41,131       164,869      122,073

Internalization of management contract                    --      25,892            --       25,892

Amortization of commodity and foreign
currency contracts                                    (6,401)     (1,568)      (10,344)      (3,086)

Unrealized (gain) loss on foreign exchange               284       2,397       (14,818)        (197)

Cash received on terminated hedge contracts (Note 5)      --          --        11,888           --
--------------------------------------------------------------------------------------------------------

Cash flow before change in non-cash working capital   87,511      56,603       306,564      162,474

Change in non-cash working capital                    (2,608)      1,987         7,193        2,125
--------------------------------------------------------------------------------------------------------

                                                      84,903      58,590       313,757      164,599
--------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES

Borrowing (repayments) of long-term debt, net        (52,243)     55,772      (126,488)     (22,760)

Interest on convertible debentures                      (180)         --        (4,070)          --

Issue of trust units                                   5,820       2,057       156,340      127,645

Trust unit issue costs                                  (100)       (110)       (8,024)      (6,450)

Cash distributions paid                              (73,232)    (49,058)     (192,125)    (136,165)

Payment of retention bonus                            (1,000)         --        (1,000)          --
--------------------------------------------------------------------------------------------------------

                                                    (120,935)      8,661      (175,367)     (37,730)
--------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of Star, net of cash received               (258)         --      (196,444)          --

Acquisition of oil and gas properties                    469     (47,240)       (5,086)     (59,887)

Proceeds on disposition of oil and gas properties     80,697       1,222       153,002        2,726

Capital expenditures                                 (43,455)    (13,851)      (86,251)     (59,800)

Reclamation fund contributions and actual
   expenditures                                       (1,421)       (928)       (4,446)      (4,100)

Acquisition of ARC Resources Management Ltd.              --      (5,419)           --       (5,419)
--------------------------------------------------------------------------------------------------------

                                                      36,032     (66,216)     (139,225)    (126,480)
--------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                               --       1,035          (835)         389

CASH, BEGINNING OF PERIOD                                 --          --           835          646
--------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                       --       1,035            --        1,035
========================================================================================================

See accompanying notes to consolidated financial statements.


28       ARC Energy Trust

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003 and 2002 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The interim financial statements follow the same accounting policies as the most recent annual financial statements in addition to the following item. The note disclosure requirements for annual financial statements provide additional disclosure than is required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 annual report.

     a) Under the terms of section 1581 of the CICA handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment each reporting period. Impairment is determined based on the fair value of the reporting entity (the consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.


2.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                      SEPTEMBER 30            SEPTEMBER 30
                                                                   2003        2002        2003        2002
-------------------------------------------------------------------------------------------------------------
Cash flow before changes in non-cash working capital             87,511      56,603     306,564     162,474

Add (deduct):

Cash withheld to fund capital expenditures                      (44,195)     (7,836)    (97,304)    (23,454)

Reclamation fund contributions and interest earned on fund       (1,677)     (1,122)     (4,465)     (3,500)

Interest on convertible debentures                                 (180)         --      (4,070)         --

Current period accruals and cash withheld                        32,431          (1)         --          37
-------------------------------------------------------------------------------------------------------------

Cash distributions                                               73,890      47,644     200,725     135,557

Accumulated cash distributions, beginning of period             815,782     593,243     688,947     505,330
-------------------------------------------------------------------------------------------------------------

Accumulated cash distributions, end of period                   889,672     640,887     889,672     640,887
=============================================================================================================

Cash distributions per unit                                        0.45        0.39        1.35        1.17

Accumulated cash distributions per unit, beginning of period      11.54        9.86       10.64        9.08
-------------------------------------------------------------------------------------------------------------

Accumulated cash distributions per unit, end of period            11.99       10.25       11.99       10.25
=============================================================================================================

     Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.


                                                     ARC Energy Trust         29

3.   ACQUISITION OF STAR OIL & GAS

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of Star Oil & Gas Ltd. ("Star"). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

         NET ASSETS ACQUIRED
              Working capital (including cash of $5.7 million)           18,103
              Property, plant and equipment                             794,043
              Site reclamation and abandonment liability                 (5,019)
              Future income taxes                                      (242,299)
              Goodwill (Note 1)                                         156,762
--------------------------------------------------------------------------------
         TOTAL NET ASSETS ACQUIRED                                      721,590
--------------------------------------------------------------------------------

         FINANCED BY:
              Cash fees paid                                              2,177
              Cash paid for shares                                      199,913
              Convertible debentures                                    320,000
              Debt assumed                                              199,500
--------------------------------------------------------------------------------
              TOTAL PURCHASE PRICE                                      721,590
--------------------------------------------------------------------------------

     The future income tax liability was determined based on the enacted income tax rate of 42 per cent as at April 16, 2003.

     Certain properties acquired in conjunction with the Star acquisition were subsequently sold to third parties for proceeds of $78.2 million. These transactions closed on May 2, 2003.

     These consolidated financial statements incorporate operations of Star effective April 16, 2003.


4.   LONG-TERM DEBT

     The Trust has US$65 million of senior secured notes (the "Notes") and five revolving credit facilities that provide the Trust with a combined maximum of $527 million of credit facilities at September 30, 2003. Combined, the Trust has a borrowing capacity of $620 million.

     The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2005 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. The lenders have completed their review of the credit facility for 2003 with the next annual review date being April 30, 2004.


30       ARC Energy Trust

5.   FINANCIAL INSTRUMENTS

     During the second quarter, the Trust terminated foreign exchange contracts with four different counterparties. The settlement resulted in a cash payment to the Trust for $11.9 million. To September 30, 2003, $6.6 million of the payment had been amortized to earnings and the remaining $5.3 million has been recorded on the balance sheet as a deferred credit.

     The following derivative contracts were outstanding as at September 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $4 million as at September 30, 2003.

-------------------------------------------------------------------------------------------------------------------
                                        Daily        Average Contract    Price
     Commodity Contracts             Quantity          Prices ($) (1)    Index                            Term
-------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price
        contracts                  6,000 bbls                   37.52      WTI    October 2003 - December 2003
                                   4,500 bbls                   37.06      WTI       January 2004 - March 2004

     Crude oil fixed price
        contracts                  4,000 bbls           33.78 (27.01)      WTI    October 2003 - December 2003
     (embedded put option) (2)     4,000 bbls           35.48 (28.70)      WTI        January 2004 - June 2004
                                   5,000 bbls           36.13 (29.17)      WTI                      April 2004
                                   4,000 bbls           35.48 (28.70)      WTI            May 2004 - June 2004
                                   2,000 bbls           35.16 (28.36)      WTI       July 2004 - December 2004

     Crude oil collared contracts  4,000 bbls   33.76 - 39.03 (28.36)      WTI    October 2003 - December 2003
     (embedded put option) (2)     2,000 bbls   32.41 - 37.14 (27.01)      WTI    January 2004 - December 2004

     Crude oil fixed price contracts
     (embedded extension option) (3) 2,000 bbls                 35.11      WTI        January 2004 - June 2004

     Natural gas fixed price
        contracts                   52,823 GJ                    5.47     AECO                    October 2003
                                    15,000 GJ                    6.75     AECO      November 2003 - March 2004
                                 10,000 mmbtu                    5.22    NYMEX      November 2003 - March 2004
                                     5,000 GJ                    6.25     AECO       April 2004 - October 2004
                                 10,000 mmbtu                    4.65    NYMEX       April 2004 - October 2004

     Natural gas collared contracts 15,000 GJ             5.00 - 6.63     AECO       April 2004 - October 2004

     Natural gas three way
     collared contracts          20,000 mmbtu     6.75 - 10.06 (5.40)    NYMEX                    October 2003
     (embedded put option) (2)   20,000 mmbtu     6.75 - 11.48 (5.40)    NYMEX      November 2003 - March 2004

     Natural gas fixed
        differential             20,000 mmbtu                  0.6475    NYMEX                    October 2003
     contracts (4)               20,000 mmbtu                  0.6850    NYMEX      November 2003 - March 2004
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                        Hourly     Contract
     Electricity Contract                             Quantity    Price ($)                               Term
-------------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                   5 MW/h       $63.00       October 2003 - December 2010
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                       Average      Average
                                              Monthly Contract     Contract
     Foreign Currency Contracts                Amount (US$000)         Rate                               Term
-------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)        5,220       1.3807       October 2003 - December 2004
===================================================================================================================

     Of the remaining $10.2 million deferred credit on the balance sheet, $4.9 million relates to the following natural gas contract which was assumed in conjunction with the Startech acquisition. Settlement of this contract would have resulted in a net payment by the Trust of $4.3 million as at September 30, 2003.

-------------------------------------------------------------------------------------------------------------------
                                        Daily        Average Contract    Price
     Commodity Contracts             Quantity          Prices ($) (1)    Index                           Term
-------------------------------------------------------------------------------------------------------------------
     Natural gas fixed price
        contracts                    4,000 GJ                   2.71     AECO     October 2003 - October 2004
===================================================================================================================

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate of 1.35.
(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
(3) The counterparty has the option to exercise the contract on or before December 31, 2003. The option was exercised fixing the price at US$26.00 (CDN$35.11) for the period January 2004 to June 2004.
(4)  The differential between the NYMEX and AECO price indices has been fixed.


                                                     ARC Energy Trust         31

6.   CONVERTIBLE DEBENTURES

     In conjunction with the Star acquisition, the Trust issued $320 million of convertible debentures to the shareholder of Star.

     From May 30, 2003 to August 5, 2003, all $320 million of the convertible debentures were converted into trust units. A total of 27,027,027 units were issued as a result of the conversions.

     Based on the terms of the convertible debentures, interest of $0.18 million in the quarter ($4.1 million for the nine months ended September 30, 2003) has been recorded as a reduction of the accumulated earnings in accordance with the equity classification of the debentures.

     The convertible debentures were subordinated to senior debt and paid a quarterly coupon commencing on June 30, 2003 of eight per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust had the right to redeem the debentures in full at any time with cash or the Trust could have redeemed $40 million per quarter commencing on June 30, 2003 using a combination of cash and trust units. The Trust had the right to satisfy payment at maturity by issuing trust units. Holders of the convertible debentures could have converted the debentures into trust units at $11.84 per unit through June 30, 2005 and $11.38 per unit after June 30, 2005 to maturity.


7.   UNITHOLDERS' CAPITAL

---------------------------------------------------------------------------------------------------
                                                                       Number of
     TRUST UNITS                                                     Trust Units             $
---------------------------------------------------------------------------------------------------
     Balance, beginning of period                                        123,305     1,172,199
     Issued for cash                                                      12,500       143,750
     Issued on conversion of ARML exchangeable shares (Note 8)                60           708
     Issued on conversion of ARL exchangeable shares (Note 8)                370         3,619
     Issued on exercise of employee rights                                   749         6,470
     Issued on conversion of convertible debentures (Note 6)              27,027       320,000
     Distribution re-investment program                                      489         6,120
     Trust unit issue costs                                                   --        (8,024)
---------------------------------------------------------------------------------------------------
     Balance, end of period                                              164,500     1,644,842
===================================================================================================


32       ARC Energy Trust

8.   EXCHANGEABLE SHARES

---------------------------------------------------------------------------------------------------
                                                              Number of
     ARL EXCHANGEABLE SHARES                                     Shares                      $
---------------------------------------------------------------------------------------------------
     Balance, beginning of period                                   637                  7,238
     Exchanged for trust units                                     (270)                (3,619)
     Issued on conversion of ARML exchangeable shares             1,735                 27,380
---------------------------------------------------------------------------------------------------
     Balance, end of period                                       2,102                 30,999
     Exchange ratio, end of period                              1.44148                     --
---------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                         3,030                 30,999
===================================================================================================

---------------------------------------------------------------------------------------------------
                                                              Number of
     ARRL EXCHANGEABLE SHARES                                    Shares                      $
---------------------------------------------------------------------------------------------------

     Balance, beginning of period                                 2,206                 28,088
     Exchanged for trust units                                      (56)                  (708)
     Converted to ARL exchangeable shares                        (2,150)               (27,380)
---------------------------------------------------------------------------------------------------
     Balance, end of period                                          --                     --
===================================================================================================

     On May 16, 2003, the Trust merged ARC Resources Ltd. ("ARL") and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares.


9.   UNIT BASED COMPENSATION PLAN

---------------------------------------------------------------------------------------------------
                                                              Number of       Weighted Average
                                                                 Rights         Exercise Price
---------------------------------------------------------------------------------------------------
     Balance, beginning of period                                 3,041         $        10.64
     Granted                                                      2,941                  12.10
     Exercised                                                     (750)                  8.78
     Cancelled                                                     (223)                 11.73
---------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                   5,009                  11.73
     Reduction of exercise price                                      -                  (0.35)
---------------------------------------------------------------------------------------------------
     Balance, end of period                                       5,009         $        11.38
===================================================================================================

     The Trust has elected to continue to measure compensation cost associated with new rights issued on or after January 1, 2002 based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

     As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the nine month period ended September 30, 2003, net income would have decreased by $2.04 million for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002 as the adjusted exercise price of the rights was lower than the market price of the trust units.


                                                     ARC Energy Trust         33

10.  NET INCOME PER TRUST UNIT

     Net income (loss) per unit is as follows:

--------------------------------------------------------------------------------
                               Three Months Ended             Nine Months Ended
                                  September 30                  September 30
                              2003             2002         2003           2002
--------------------------------------------------------------------------------
       Net income
           Basic (1)       $  0.25        $  (0.03)    $    1.54        $  0.34
           Diluted (2)        0.25           (0.03)         1.50           0.34
================================================================================

(1) Basic per unit calculations for the nine months ended September 30 are based on the weighted average number of trust units outstanding in 2003 of 147,888,750 (117,336,480 in 2002), which includes outstanding exchangeable shares converted at the period-end exchange ratio. Net income has been adjusted for interest paid on convertible debentures in the basic net income per unit calculation.

     Basic per unit calculations for the three months ended September 30 are based on the weighted average number of trust units outstanding in 2003 of 166,365,245 (124,794,000 in 2002), which includes outstanding exchangeable shares converted at the period end exchange ratio. Net income has been adjusted for interest paid on convertible debentures in the basic net income per unit calculation.

(2) Diluted calculations include 6,456,691 additional trust units for the nine months ended September 30, 2003 (nil additional trust units in 2002) for the dilutive impact of employee rights and convertible debentures. Diluted calculations include 1,157,019 additional trust units for the three months ended September 30, 2003 (635,000 in 2002) for the dilutive impact of employee rights and convertible debentures. There were no adjustments to net income in calculating diluted per share amounts for the three or nine months.


11.  INCOME TAX

     During the second quarter of 2003, the Canadian federal and Alberta provincial governments substantively enacted reductions in corporate income tax rates. The enacted rates are to be phased in over five years commencing in 2003. As a result, the Trust's income tax rate applied to temporary differences decreased to approximately 35 per cent compared to 42 per cent as at December 31, 2002.

     Canadian GAAP requires that the future income tax liability recorded on the Star acquisition be determined based on the enacted rates at the time of closing and that any subsequent rate changes be reflected as a future income tax recovery rather than an adjustment to the purchase price. Upon acquisition of Star, the Trust recorded a future income tax liability of $242 million based on an enacted income tax rate of 42 per cent at the time of closing on April 16, 2003. The future income tax rate reductions were not substantively enacted until after closing the Star acquisition.

     As a result of the change in substantively enacted rates, the Trust recorded a future income tax recovery of $65 million in the second quarter. Of this amount, $37 million was attributed the future income tax liability recorded on the Star acquisition.

     On November 7, 2003, Royal Assent was received, thereby legislating the reductions in corporate income tax rates.


12.  SUBSEQUENT EVENT

     On November 17, 2003 the Trust issued 14.5 million trust units at $13.40 per trust unit for net proceeds of $184,585,000 (net of issue costs of $9,715,000) pursuant to a public offering prospectus dated November 10, 2003. The net proceeds of the offering were initially used to repay outstanding bank indebtedness and to subsequently fund a portion of ongoing capital expenditures of approximately $50 million for the balance of 2003 and a portion of the Trust's 2004 capital program.


34       ARC Energy Trust

--------------------------------------------------------------------------------
CORPORATE AND UNITHOLDER INFORMATION
--------------------------------------------------------------------------------

DIRECTORS                                    EXECUTIVE OFFICE                      CORPORATE CALENDAR

Mac H. Van Wielingen (1) (3) (4) (5)         ARC Resources Ltd.                    2004
CHAIRMAN                                     2100, 440 - 2nd Avenue S.W.           January 16     Announcement of Q1
                                             Calgary, Alberta T2P 5E9                             distribution
Walter DeBoni (1) (3) (4)                                                                         Monthly Amounts
VICE-CHAIRMAN                                Telephone: (403) 503-8600
                                             Toll Free: 1-888-272-4900             May 12         Annual General
John P. Dielwart                             Facsimile: (403) 503-8609                            Meeting
PRESIDENT AND CHIEF EXECUTIVE OFFICER        Website: www.arcresources.com
                                             E-Mail: ir@arcresources.com
John M. Beddome (2) (4)                                                            STOCK EXCHANGE LISTING

Frederic C. Coles (2) (3)                                                          The Toronto Stock Exchange
                           TRUSTEE AND TRANSFER AGENT
Fred J. Dyment (1) (2)                                                             Trading Symbols:
                                             Computershare Trust Company of        AET.UN    (TRUST UNITS)
Michael M. Kanovsky (1) (2)                  Canada                                ARX       (EXCHANGEABLE SHARES)
                                             600, 530 - 8th Avenue S.W.
John M. Stewart (3) (4) (5)                  Calgary, Alberta T2P 3S8
                                             Telephone: (403) 267-6800             INVESTOR INFORMATION
(1)  MEMBER OF AUDIT COMMITTEE
(2)  MEMBER OF RESERVE AUDIT COMMITTEE       Visit our website at
(3)  MEMBER OF HUMAN RESOURCES AND           www.arcresources.com
     COMPENSATION COMMITTEE                  AUDITORS
(4)  MEMBER OF POLICY AND BOARD GOVERNANCE                                         or contact:
     COMMITTEE                               Deloitte & Touche LLP                 Investor Relations
(5)  MEMBER OF MANAGEMENT ADVISORY COMMITTEE CALGARY, ALBERTA                      (403) 503-8600 or
                                                                                   1-888-272-4900 (Toll Free)
OFFICERS

John P. Dielwart                             ENGINEERING CONSULTANTS               PRIVACY OFFICER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                             Gilbert Laustsen Jung Associates      Susan D. Healy
Doug J. Bonner                               Ltd.                                  privacy@arcresources.com
VICE-PRESIDENT, ENGINEERING                  CALGARY, ALBERTA                      Facsimile: (403) 509-7260

David P. Carey
VICE-PRESIDENT, BUSINESS DEVELOPMENT
                                             LEGAL COUNSEL
Susan D. Healy
VICE-PRESIDENT, LAND                         Burnet Duckworth & Palmer LLP
                                             CALGARY, ALBERTA
Steven W. Sinclair
VICE-PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

Myron M. Stadnyk
VICE-PRESIDENT, OPERATIONS

Allan R. Twa
CORPORATE SECRETARY

Danny G. Geremia
TREASURER

                                             [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]
                                             [LOGO - GOLD CHAMPION LEVEL REPORTER] [LOGO - 2003 MEMBER OF CAPP
                                                                                    STEWARDSHIP INITIATIVE]

                                             Canada's Climate Change Voluntary     Members commit to
                                              Challenge and Registry. The          continuous improvement in
                                              industry's voluntary effort to       the responsible
                                              reduce greenhouse gas emissions      management, development
                                              and document the efforts year over   and use of our natural
                                              year.                                resources; protection of our
                                                                                   environment; and, the health
                                                                                   and safety of our workers
                                                                                   and the general public

                                [GRAPHIC OMITTED]

                            [LOGO - ARC ENERGY TRUST]